# SEC Schedule 13G/A (Amendment No. 24) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acme United Corporation, CIK 0000002098
CUSIP: 004816104
Title of class of securities: Common Stock. $2.50 par value
Address of issuer's principal executive offices: 1 Waterview Drive, Shelton, Connecticut (CT), 6484
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001342857-07-000020
Filed by CIK 0001342857

## Reporting persons
- North Star Investment Management Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 143,800; shared voting power 108,824; sole dispositive power 143,800; shared dispositive power 108,824; aggregate amount beneficially owned 252,624 (6.64% of the class)

## Item 1. Issuer
Name of issuer: Acme United Corporation
Address of issuer's principal executive offices: 1 Waterview Drive, Shelton, CONNECTICUT 6484

## Item 2. Person Filing
Name of person filing: North Star Investment Management Corporation
Address of principal business office or, if none, residence:
20 N. Wacker Drive, Suite 1416
Chicago, IL 600606
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 252,624
Percent of class: 6.64
Sole power to vote or to direct the vote: 143,800
Shared power to vote or to direct the vote: 108,824
Sole power to dispose or to direct the disposition: 143,800
Shared power to dispose or to direct the disposition: 108,824

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- North Star Investment Management Corporation: /s/ Andrew Eisenberg, Chief Compliance Officer (02/02/2026)